H Form of Notice

    News Digest

ALLEGHENY ENERGY, INC.

A notice has been issued giving interested persons until July __, 2002, to request a hearing on a proposal by Allegheny Energy, Inc., a registered public utility holding company, seeking authorization, through December 31, 2005, for Allegheny Generating Company ("AGC"),4 a Virginia corporation, with offices located in Hagerstown, Maryland, for the continuation of authority to pay dividends out of capital or unearned surplus. (Rel. 35-27***)

2. Notice

ALLEGHENY ENERGY, INC. (70-            )

Allegheny Energy, Inc., ("Allegheny"), a registered holding company, 10435 Downsville Pike, Hagerstown, MD 21740-1766, together with its wholly-owned direct public-utility subsidiary companies, Monongahela Power Company ("Monongahela"), a Ohio corporation located in Fairmont, West Virginia, Allegheny Energy Supply Company, LLC, ("AE Supply"),5 a Delaware limited liability corporation located in Hagerstown, Maryland; and, Allegheny Generating Company ("AGC"),6 a Virginia corporation, with offices located in Hagerstown, Maryland (collectively "Applicants") have filed an application seeking authorization, through December 31, 2005 for the continuation of authority to pay dividends out of capital or unearned surplus. The transactions proposed herein fall within Sections 12(c), of the Act, and Rules 46, and 54 under the Act.

In Holding Company Act Release No. 26579 (September 19, 1996) ("Order No. 26579"), AGC was authorized to pay dividends out of capital or unearned surplus through December 31, 2001. By this post effective amendment, AGC seeks to extend that authorization through December 31, 2005. As noted in Order No. 26579, AGC is a single asset company, owning a 40% undivided interest in a 2100-megawatt hydroelectric station located in Bath County, Virginia. AGC has declining capital needs, and currently, its retained earnings are insufficient to pay common stock dividends.7 As a result thereof,

4  AGC, an indirect subsidiary of Allegheny, is jointly owned by Monongahela Power (27%) and AE Supply (73%) both direct wholly owned public utility subsidiaries of Allegheny.

5  AE Supply is a public utility company within the meaning of section 2(a)(3) of the Act, but is not a public utility for purposes of state regulation.

6  AGC, an indirect subsidiary of Allegheny, is jointly owned by Monongahela Power (27%) and AE Supply (73%) both direct wholly owned public utility subsidiaries of Allegheny.

7  Until the order is extended, any dividends paid by Applicants will be paid out of retained earnings.

AGC proposed, and this Commission approved, Applicants' request for authority to pay dividends with respect to its common stock, out of capital or unearned surplus through December 31, 2001.

Current earnings by AGC continue to be determined, as they have been since the generating facility commenced operation in 1985, in accordance with a Federal Energy Regulatory Commission ("FERC") approved cost of service formula. Available cash flow from operations is applied first to the minimal capital expenditure requirements for the existing single asset, and next to the pay down of debt and to the payment of dividends in a proportion that maintains debt at about 60% and equity at about 40% of capital. Prior to 1985, no dividends were paid, but retained earnings accrued as a result of recording allowance for funds used during construction in accordance with the FERC uniform system of accounts. Since 1985, dividends have been paid out of current earnings and the accrued retained earnings and, more recently, out of capital or unearned surplus.